CITIBANK

Citibank, N.A.

111 Wall Street
New York, NY 10043

Depositary Receipts
111 Wall Street, 20th Floor, Zone 7,
New York, NY 10005
Tel: (212) 657-1853
Fax: (212) 825-5398
e-mail: rhonda.c.lee@citi.com
Rhonda Lee
Assistant Vice President

02015118

January 18, 2002

02 FEB 13 AM 8:07

Securities & Exchange Commission
Division of International Corporate Finance
Room 3094 (3-G)
450 Fifth Street, NW
Washington, DC 20549

Re: Exemption No. 82-3296

SUPPL

To Whom It May Concern,

We have been directed by China Steel Corporation (the "Company") to arrange the mailing of all documents that are published in Taiwan, the Republic of China, and remit the attached material to you, pursuant to the Company's exemption from registration under the Securities Act of 1934 (the "Exchange Act"). This mailing service is not a legal service from Citibank N.A.

Attachment:

- Announcement of the Important Resolutions Made by the Fourth Conference of the Eleventh Board of Directors of China Steel Corporation ("CSC").

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL P

Sincerely,

Rhonda Lee

Rhonda C. Lee
Depositary Receipts, Account Management
Citibank N.A.

dlw 2/14

China Steel Corporation Announcement

January 15, 2002

Subject: Announcement of the important resolutions made by the fourth conference of the eleventh Board of Directors of China Steel Corporation (hereinafter " CSC").

I. Observance of "The Procedure for Verifying and Handling Important Information Disclosure by Publicly Listed Companies".

II. On December 13, 2001, the fourth conference of the eleventh board of directors of CSC has made the following important resolutions:

1. Approve to participate in the third phase capital increase plan of the Kaohsiung Rapid Transit Corporation (hereinafter "KRTC").
   i) Content of the Investment Plan: The eleventh conference of the first board of directors of KRTC, which is CSC's investee, approved its third phase capital increase plan. The board of directors of CSC authorized its chairman for CSC's decision, within an upper limit of 150 million New Taiwan Dollars, to participate in KRTC's capital increase plan by subscribing maximum of 15 million shares, at the price of 10 New Taiwan Dollars per share. After the capital increase, the upper limit of CSC's shareholding in KRTC shall be 31.5%.
   ii) Estimated Date of Investment: Within one year after the signing of the contract on the construction and operation of Kaohsiung Rapid Transit.
   iii) Source of Funding: CSC's operating capital.
   iv) Specific Objective: To ensure the successful implementation of the contract on the construction and operation of Kaohsiung Rapid Transit and to maintain CSC's leading role in KRTC's business operation.

2. Approve to participate in the capital increase plan of Kuei Yi Industrial Corporation (hereinafter "KYIC").
   i) Content of the Investment Plan: According to its reorganization plan, KYIC which is CSC's investee will proceed with a plan to decrease and then increase its capital. The portion of the capital to be increased amounts to approximately 1.8 billion New Taiwan Dollars, to replenish operating capital and reduce some debts. CSC plans to participate in KYIC's capital increase plan with an upper limit of 1 billion New Taiwan Dollars.
   ii) Source of Funding: CSC's operating capital.
   iii) Specific Objective: To ensure the success of KYIC's reorganization.

3. Approve to participate in the capital increase plan of Gains Investment Corporation (hereinafter "GIC").
   i) Content of the Investment Plan: GIC is a professional investment company nearly 100% owned by CSC. As the stock prices of many companies drop substantially as a result of the global economic downturn and the September 11 event in the United States, it is a proper time to increase investment position. Moreover, Biotech-related companies are also CSC's focus of investment in the future. For these reasons, GIC plans to increase its capital by cash for 1 billion New Taiwan Dollars, 500 million New Taiwan Dollars each for the next year and the year

after. CSC will subscribe to 99,998,500 shares, at the price of 10 New Taiwan Dollars per share, in accordance with its subscription ratio. In addition, CSC will subscribe to the remaining shares should other shareholders waive their rights to subscribe.

ii) Source of Funding: CSC's operating capital.

iii) Specific Objective: To enhance the performance of CSC's operations in diversification.

4. Approve the "purchase and implementing two sets of hot metal pretreatment facilities" investment project.
   i) Content of the Investment project: This project plans to purchase and implement two sets of hot metal pretreatment facilities and related auxiliary and transformation facilities in ladle of the Basic Oxygen Furnace, with an annual designed capacity for treating 4,750,000 metric ton. The project covers a total time period of two years and three months, with a total investment amount of 509,125, 000 New Taiwan Dollars.
   ii) Estimated Date of Investment: from January 2002 to the end of March 2004.
   iii) Source of Funding: One third of the funding will come from long-term bank loans and the remainder from CSC's own funds.
   iv) Specific Objective: In order to meet the market demand for high quality low sulfur steel, we plans to set up more efficient equipment for pre-treatment of molten cast iron, to increase substantially the quality of molten steel and to benefit the environment by reducing waste and enhancing the production operations.

5. Approve to issue domestic unsecured corporate bonds in 2002.
   i) Total Amount to be Issued: 10 billion New Taiwan Dollars.
   ii) Par Value: 1,000,000 New Taiwan Dollars.
   iii) Period of Maturity: 3 to 7 years.
   iv) Issue Interest Rate: Not more than 5% annually.
   v) Purpose and Use of the Proceeds Raised: To replenish operating capital.

6. Approve CSC's Financial Forecast for the year ending December 31, 2002 as follows:
   i) Name of the Auditors: Kuang-Min Tseng and Cheng-Hung Chen, Certified Public Accountant of T N Soong & Co.
   ii) Date of the Audit: November 30, 2001.

Forecasted Balance Sheet

(In thousands of New Taiwan Dollars)

Current assets	42,133,154
Long-term investments	39,153,593
Net properties	108,722,222
Other assets	6,652,147
Total assets	196,661,116
Current liabilities	34,278,648
Bonds payable	30,000,000
Long-term debts	458,744
Reserve for land value increment tax	3,370,813

Other liabilities	4,285,702
Total liabilities	72,393,907
Stockholders' equity	124,267,209
Total liabilities and stockholders' equity	196,661,116

Forecasted Statement of Income

(In thousands of New Taiwan Dollars, except earnings per common share.)

Revenues	81,075,902
Cost of revenues	72,265,305
Gross profit	8,810,597
Operating expenses	4,300,211
Income from operations	4,510,386
Non-operating income	3,134,335
Non-operating expenses	3,144,721
Income before income tax	4,500,000
Income tax expense	330,295
Net income	4,169,705
Earnings per common share (NT$)	0.45

China Steel Corporation

Y.C. Chen
Executive Vice President & Spokesman